Exhibit 11

KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

(Unaudited)	(Unaudited)
Three Months Ended	Three Months Ended
September 30, 2003	September 30, 2002

(Amounts in Thousands, Except Per Share Data)	Class A	Class B	Total	Class A	Class B	Total
Basic Earnings Per Share:
Dividends declared	$ 2,129	$ 3,898	$ 6,027	$ 2,140	$ 3,879	$ 6,019
Undistributed (loss)	(1,064)	(1,885)	(2,949)	(515)	(906)	(1,421)

Net Income	$ 1,065	$ 2,013	$ 3,078	$ 1,625	$ 2,973	$ 4,598

Average Basic Shares Outstanding	13,737	24,345	38,082	13,791	24,252	38,043

Basic Earnings Per Share	$0.08	$0.08		$0.12	$0.12

Diluted Earnings Per Share:
Dividends declared and assumed dividends on dilutive shares	$ 2,129	$ 3,901	$ 6,030	$ 2,140	$ 3,882	$ 6,022
Undistributed (loss)	(1,064)	(1,888)	(2,952)	(516)	(908)	(1,424)

Net Income	$ 1,065	$ 2,013	$ 3,078	$ 1,624	$ 2,974	$ 4,598

Average Diluted Shares Outstanding	13,737	24,368	38,105	13,791	24,269	38,060

Diluted Earnings Per Share	$0.08	$0.08		$0.12	$0.12

Included in the diluted earnings per share computation are 23,000 and 17,000 average shares of Class B common stock representing the dilutive effect of stock options and contingently issuable performance share grants for the three months ended September 30, 2003 and 2002, respectively. Also included in the diluted earnings per share computation are $3,000 of Class B assumed dividends payable on those dilutive shares for both of the three month periods ended September 30, 2003 and 2002. A corresponding reduction of undistributed earnings has been allocated evenly over Class A and Class B shares. For the current year period, 2,141,000 antidilutive stock options out of 2,913,000 average shares outstanding were excluded from the dilutive calculation. For the prior year period, all 2,842,000 average stock options outstanding were antidilutive and were excluded from the dilutive calculation.